Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by a Director and a Person Discharging
Managerial Responsibility (“PDMR”)

The Company was notified on 19 October 2009 that, on 16 October 2009, Guy Elliott (a Director) acquired 92 ordinary shares in the capital of the Company at a price of £7.89 per share through participation in the Interim Dividend 2009 Dividend Re-Investment Plan, pursuant to an agreement entered into outside of a closed period.

Following this transaction, Guy Elliott now has an interest in 14,058 shares.

The Company was notified on 19 October 2009 that, on 16 October 2009, Tony Fernandez (a PDMR) acquired 242 ordinary shares in the capital of the Company at a price of £7.89 per share through participation in the Interim Dividend 2009 Dividend Re-Investment Plan, pursuant to an agreement entered into outside of a closed period.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

20 October 2009